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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

ORANGE TO CONTINUE TO EXCEED MARKET EXPECTATIONS

JEAN-FRANÇOIS PONTAL TO RETIRE NEXT SPRING

        London and Paris: Thursday, 5 December 2002:    The acceleration of Orange group's financial performance seen during this year is set to continue. This is expected from a combination of continued higher rate of EBITDA growth, lower than previously estimated capital expenditure and from other factors, including improvement in working capital.

        As a result, Orange expects to generate net cash flow over the period 2003 to end 2005 some €5–7 billion higher than the current market consensus. Within this, capital expenditure over the period is expected to be some €3 billion less than current market expectations.

        It is also announced today that Jean-François Pontal, Group Chief Executive of Orange, intends to retire next Spring when he reaches normal retirement age. Jean-François' successor will be announced in the new year.

        Orange's increased financial projections reflect the success of its strategy; the strength of its market position; a medium-term focus on its existing footprint; the continued out-performance of its 2 1/2G platform; the later than expected arrival of 3G; and the opportunities for further significant group synergies.

        Jean François Pontal, Group Chief Executive, said:    "The strategy that has enabled us to increase our financial targets this year will continue to produce substantial out-performance and we are now able to reinforce this as we build upon our leading position within our existing footprint. Having created the enlarged Orange, we are now able to manage our group with one vision and one brand with a far more predictable rate of new customer growth and a clear route map of new product, service and tariff development. This will enable us to secure substantial further synergies. Orange's 2 1/2G platform is continuing to exceed expectations and, whilst 3G will enable us substantially to enhance this, the reality is that a stable 3G platform and mass availability of 21/2/3G handsets at mass market price points continue to be later than expected. This has led us to re-profile our capital expenditure programmes.

        "The result is that Orange's financial performance will be well ahead of market expectations and our customer delivery will benefit from our strong pipeline of new Wirefree services and devices."

        Thierry Breton, Chairman of Orange, said:    "Jean François has led Orange with enormous success since he became Chief Executive in 2000. With his strong management team, he has forged one group and ensured the Orange vision and strategy runs seamlessly across that group. The results are obvious in Orange's growth, accelerated profitability, high levels of customer satisfaction and today's statement of continued substantial out-performance looking ahead. When he retires it will be with our considerable recognition, thanks and all best wishes."

        Graham Howe, Group Deputy Chief Executive and Chief Operating Officer, said:    "Over the next three years, Orange will materially strengthen its financial position and this will materially strengthen our ability to take advantage of future strategic opportunities. We're driving our 2 1/2 G platforms; turning to advantage the later than expected arrival, but undiminished potential, of 3G; and benefiting from the success of Orange's vision and strategy. An accelerated €5-7 billion demonstrates and reinforces our potential."

        Today's announcement will be followed by a presentation of Orange's strategic plans at the results presentation early in the New Year.

        ends

For more information

Orange Media Centre                  Tel: 00 44 (0) 20 7984 2000

ORANGE UK REAFFIRMS ITS COMMITMENT TO MEDIUM SIZE CUSTOMERS AND DATA SOLUTIONS WITH THE APPOINTMENT OF TOP FLIGHT IT INDUSTRY EXECUTIVE TO A SENIOR POST

        11 December 2002.    Orange UK has reaffirmed its commitment to business customer development with the appointment of Siebel Systems senior executive Shelagh Richards, to the position of Head of Medium Customer Development.

        Reporting directly to Alastair MacLeod, Customer Development Director Orange Business Solutions, Shelagh will oversee all sales and account management activity for Orange UK medium sized business.

        An experienced sales professional, Shelagh was previously Regional Business Manager, Siebel Systems where she oversaw the company's UK sales development into the technology and telecommunication market. Prior to that role, Shelagh was UK Sales Director for Dell's Medium Business and a variety of senior positions in IBM.

        In her new role, Shelagh will be responsible for building on the strength of the Orange brand in the UK market, creating deeper relationships with new and existing medium sized business customers, and communicating the ways in which Orange services can enhance their businesses.

        Alastair MacLeod, Customer Development Director, Orange Business Solutions UK, said: "Shelagh is a highly skilled and experienced professional with a proven history of developing key business relationships and driven teams. This appointment further strengthens our focused customer development team and is a significant step in better serving our medium market customers. We are committed to growing our relationships with our business customers and I am delighted to welcome Shelagh to Orange."

        Shelagh Richards said: "This is a highly competitive market but I look forward to building on the strength of the Orange team and helping Orange Business Solutions consolidate its position as one of the UK's strongest mobile communications companies for enterprises."

        ENDS

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.

  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange UK had more calls which were successful overall than any UK other operator. In the survey, which was audited by BABT, Orange UK was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks' comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.

  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network. Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.

  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 126 countries on 282 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

  •
  For further information, call the Orange media centre on 020 7984 2000 media centre on 020 7984 2000

Orange SA announces plans to withdraw from Swedish market

        London/Malmo. December 19 2002.    Orange SA today announced its intention to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS licence requirements and current market conditions.

        In line with this, Orange Sverige will today significantly reduce the size of its operation with a redundancy programme affecting its remaining 243 staff. All positions affected will be dealt with in accordance with Swedish legislation and negotiations with the trade union representatives have begun. Employees will receive the company's full support during this period.

        Orange will continue to explore all options to secure the future of its Swedish operation.

Ends

For more information please contact the Orange Media Centre

Denise Lewis, Group Director of Corporate Affairs, Orange SA

+44 207 984 2000

Niamh Byrne, Group Head of Media Relations, Orange SA

+44 207 984 1995

For further information:

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with a presence in 21 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile).

        As at the end of September 2002, Orange was the largest mobile operator in both the UK with 13.1 million active customers, and France with 18.8 million customers. Orange has 43.2 million controlled customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

ORANGE FIRST TO LAUNCH PAY AS YOU GO GPRS

PAY AS YOU GO CUSTOMERS BENEFIT FROM IMPROVED WAP AND DATA EXPERIENCE

  •
  GPRS on pay as you go £4 per megabyte

  •
  Seven Orange PAYG GPRS compatible handsets

        London. 16 December, 2002.    Orange, the UK's most popular mobile phone service, today announces the launch of GPRS on pay as you go. Orange is the first network to offer data services over GPRS to pay as you go customers in the UK.

        With GPRS, Orange pay as you go customers are the first in the world to benefit from a quicker and cheaper data experience that includes mobile email, Internet access, alerts and Photo Messaging as well as better WAP connections, via a CAMEL-based solution. GPRS also enables customers to connect their PC or PDA to their pay as you go phones—enabling them to get access to the web or email on the move for the first time.

        At launch, seven Orange handsets will be GPRS compatible, including the Motorola V66e, Philips 820e, Nokia 3510, Sony Ericsson T200, Sony Ericsson T300, Sony Ericsson T68i and the Sagem myG-5. In order to activate GPRS on the Orange phone, customers should select the PAYG GPRS option from the WAP menu. Alternatively, customers can get more information by visiting the Orange web site at Orange.co.uk—or by calling customer services by dialling 451 from their Orange phone.

        The charge for GPRS for Orange pay as you go customers is £4 per megabyte, with customers only charged for information they view, rather than connection time. Orange pay as you go customers are able to efficiently manage their data usage as their credit is displayed in real time.

        David Taylor, Commercial Director Orange UK, comments: "We are delighted to be the first UK mobile network able to offer GPRS capability to our pay as you go customers. This allows us to promote our fast, cost effective data services to a much wider audience."

ENDS

Notes to Editors

* the introductory price promotion is valid until 1st May 2003

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.

  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.

  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network. Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.

  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 126 countries on 282 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call the Orange media centre on 020 7984 2000

TWENTY SIX THOUSAND TO LOSE THEIR MOBILE PHONE DURING THE FESTIVE SEASON

—If your phone's lost, you won't be with Orange Memory Mate—

        London. December 19, 2002.    As we hit the peak of this year's party season, high sprits can lead to carelessness as Orange predicts over 26,000 people in the UK are expected to lose their mobile phone between Christmas and new year (24 - 31 December 2002). New research from Orange reveals that losing personal contact details is five times more frustrating than losing your handset. To avoid the hassle of having to piece together your social life every time you misplace your handset, you can now keep the information safe with Orange Memory Mate.

        The survey also reveals that 81% of mobile phones that go missing are lost rather than stolen and two thirds of us are losing our phones in our leisure time. By saving the content of your sim card in any Orange shop you can make sure your replacement handset is up to date with your address book entries, fixed dialling numbers and saved text messages.

        Quick and simple, Orange Memory Mate is a new service which transfers this vital information from one SIM to another at the touch of a button. So whether upgrading your Orange phone, moving from PAYG to Pay Monthly or joining Orange from another network, simply go into any Orange Shop where information from your SIM card can be backed-up while you wait. The international code for the UK can also be automatically added, making it easy to phone home whilst abroad.

Orange Memory Mate Cards

        Hassle free and practical, the Orange Memory Mate Card is the size of a credit card and costs just £2.99. Simply visit your nearest Orange Shop, and after the data has been downloaded it can be saved either to the specially designed Memory Mate card, which can be taken home and kept in a safe place, or transferred straight onto a new SIM card. In the future, if you ever lose your mobile phone, all you need to do is visit any Orange Shop and the information will instantly be transferred from the card to your new SIM.

        Nick Moore, Head of Orange Retail comments, "Today people tend to use their mobile phones like a "personal hub" to store all of their addresses, telephone numbers and data. We recognise the need for our customers to be able to transfer this vital data as quickly and simply as possible, and believe that Orange Memory Mate is the perfect solution. "

        Orange Memory Mate is available from Orange shops nationwide.

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe's second largest mobile operator. The new Orange has operations in 22 countries across Europe and beyond, and aims to have a presence in markets covering 1.5 billion people worldwide by 2005.

  •
  As at the end of March 2002, Orange had over 12.7 million customers in the UK, 18.3 million in France and approximately 40.5 million controlled customers worldwide.

  •
  The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange had more calls which were successful overall than any other operator. In the survey, which was audited by BABT, Orange was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks' comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector. Orange has ranked number one for customer satisfaction for both contract and prepay customers in every J.D. Power and Associates UK Mobile Customer Satisfaction Study since 1998.

  •
  Orange provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 123 countries on 273 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call the Orange media centre on 020 7984 2000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: January 15, 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

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ORANGE TO CONTINUE TO EXCEED MARKET EXPECTATIONS
ORANGE UK REAFFIRMS ITS COMMITMENT TO MEDIUM SIZE CUSTOMERS AND DATA SOLUTIONS WITH THE APPOINTMENT OF TOP FLIGHT IT INDUSTRY EXECUTIVE TO A SENIOR POST
Orange SA announces plans to withdraw from Swedish market
ORANGE FIRST TO LAUNCH PAY AS YOU GO GPRS
TWENTY SIX THOUSAND TO LOSE THEIR MOBILE PHONE DURING THE FESTIVE SEASON
—If your phone's lost, you won't be with Orange Memory Mate—
SIGNATURES